

November 10, 2011

<u>Via Email</u>
J. Michael May, Esq.
Executive Vice President and
Chief Legal Officer
General Motors Financial Company, Inc.
801 Cherry Street, Suite 3500
Fort Worth, TX 76102

  Re: General Motors Financial Company, Inc.
    Amendment No. 1 to Registration Statement on Form S-4
    Filed November 1, 2011
    File No. 333-176784

Dear Mr. May:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4/A filed November 1, 2011

Opportunity for Future Growth, page 5

1. We note the response to comment 7 in our letter dated October 7, 2011. Please revise the prospectus to include the breakdown you provided in response to the comment.

Withdrawal, page 10

2. We note the response to comment 8 in our letter dated October 7, 2011. Please revise the disclosure in the fourth paragraph of page 11 of the letter of transmittal in a manner consistent with our previous comment.

Financing, page 41

3. We note the response to comment 11 in our letter dated October 7, 2011. In particular, we note the representation that historical repurchases of loans due to a breach of a representation or warranty have been immaterial. Please revise to include this representation in the prospectus.

Credit Quality, page 59

4. We note your response to comment 13 in our October 7, 2011 letter. Please confirm that the amounts reported in your Delinquency and Charge-offs disclosure are the recorded investment in your finance receivables. If they are not, please revise to disclose the amount of the recorded investment in finance receivables in your disclosures here and throughout the filing and revise the discussion of the disclosures accordingly.

Deferrals, page 60

5. We note your response to comment 14 in our October 7, 2011 letter. Please revise here and in your interim financial statements to disclose your accounting policies related to TDR's after implementing the guidance in ASU 2011-02. Please clarify whether you believe an account with two deferrals is considered a TDR with impairment measured individually or whether an account is classified as a TDR after more than two deferrals.

Quantitative and Qualitative Disclosures About Market Risk, page 80

6. We note the response to comment 17 in our letter dated October 7, 2011. In particular, we note the representation that there have been no material changes in interest rate-sensitive financial instruments since December 31, 2010. Please revise to include this representation in the prospectus.

December 31, 2010 Financial Statements

Note 1. Summary of Significant Accounting Policies

Finance Receivables, Non-Accretable Discount …, page F-10

7. You disclose that a portion of the fair value adjustment on the finance receivables is included as an accretable yield. Please revise your explanation of the accretable yield to more accurately characterize its nature. For example, explain that the accretable yield is the excess of the finance receivables cash flows expected to be collected over your initial investment (fair value) in the finance receivables and that due to the fact that you estimated the fair value to be greater than the principal balance, the yield recognized in the future will be lower than the contractual interest paid on the receivables. Please

ensure that your characterization of the accretable yield and its impact on finance income is properly discussed in all SEC filings and communications with investors.

Revenue Recognition – Finance Charge Income, page F-14

8. We note your response to comment 23 in our October 7, 2011 letter. Please provide us with historic default and loss given default statistics for finance receivables in chapter 7 bankruptcy and explain to us why you do not charge-off these receivables when you are notified that they have filed for Chapter 7 bankruptcy. In addition, tell us if these loans are fully reserved for. If you do not immediately charge-off these loans when fully reserved for, please explain how and when you would typically charge them off and explain supportive triggering events in this regard.

9. We note your response to comment 23 in our October 7, 2011 letter.

   a. Please revise to classify all finance receivables which for economic or legal reasons related to the debtor's financial difficulties have been granted a concession that you would not otherwise consider as troubled debt restructurings, measure impairment for these finance receivables individually and update your accounting policies appropriately. It appears that at a minimum, accounts in Chapter 13 bankruptcy would meet these criteria.

   b. To the extent that you do not classify accounts as TDR's and measure impairment individually due to immateriality:

      • Please confirm that these uncorrected misstatements are or will be communicated to the audit committee in accordance with AU Section 380.

      • Please confirm that that bankrupt accounts are not or will not be aggregated with other loans in measuring impairment based on ASC 450-20. If bankrupt loans are or will be aggregated with non-bankrupt accounts, please explain to us how they share common risk characteristics.

10. For loans accounted for under ASC 310-30, please revise to clearly disclose your policy for determining the specific carrying amount of loans removed from a pool.

Note 2. Financial Statement Effects of the Merger, page F-15

11. We note your response to comment 26 in our October 7, 2011 letter. After considering your response and the magnitude of the merger on your financial results, we believe additional detailed disclosure is required to enable users of your financial statements to evaluate the nature and financial effect of the merger. Please revise to present in a tabular format, the carrying amount of each balance sheet line item prior to the merger, the adjustment recorded during purchase accounting and the carrying amount of each

balance sheet line item immediately after the merger. Also discuss the underlying reasons you estimated that the fair value of the receivables portfolio was greater than the carrying amount.

12. We note your response to comment 26 in our October 7, 2011 letter in which you state you were unable to specifically determine the individual loans for which it was probable that you would not collect all contractual principal and interest amounts due.

   a. Please explain to us in detail why you were unable to make this assessment. Specifically explain how management of the acquired company monitored the credit quality of the loan portfolio and why you were unable to use related credit quality reports.

   b. Please explain to us how you were able to estimate cash flows expected to be collected but were unable to make this assessment.

   c. Please explain to us how you assessed the impact of not complying with the guidance in ASC 310-30 on your financial results.

13. We note your disclosure on page F-16 that the results of the purchase price allocation included an increase in the total carrying value of net finance receivables. We also note your response to comment 26.d. in which you indicate that you recognize the accretable yield over the remaining life of the receivables using expected cash flows.

   a. Please tell us the guidance that you rely on to recognize the accretable yield using expected cash flows. If you are relying on the December 18, 2009 AICPA letter, please tell us how you considered whether this guidance is appropriate to use considering that the guidance relates to loans acquired with a fair value that is lower than the principal amount due and considering that your loans were acquired with a fair value higher than the principal amounts due.

   b. Please tell us the impact on your financial results for the periods presented if you had recognized the accretable yield using contractual cash flows.

14. We note your response to comment 26.b. in our October 7, 2011 letter where you state that as a matter of accounting policy, the company has applied ASC 310-30 to its acquired loans which were one large pool of smaller balance homogeneous loans.

   a. Please explain to us in detail how you concluded that all acquired loans had similar credit risk at the merger date in order to pool them together. Refer to ASC 310-30-15-6 for guidance.

   b. Tell us how you considered whether delinquent accounts had similar credit risk to non-delinquent accounts.

      c. Tell us how you concluded that bankrupt accounts had similar credit risk at the merger date as compared to non-bankrupt accounts.

      c. Please tell us the specific criteria you used to form the pool.

      d. Please tell us the guidance that you rely on to pool credit impaired loans with non-credit impaired loans for ASC 310-30 accounting.

15. We note your revised disclosure in response to comment 27.c. in our October 7, 2011 letter.

      a. Please tell us why the non-accretable difference of $1,005,388 does not agree with the amount reported in the non-accretable difference rollforward in Note 5 of $967,923 and revise as appropriate.

      b. Please tell us why the accretable yield of $1,436,012 does not agree with the amount reported in the accretable yield rollforward in Note 5 of $500,648 and revise as appropriate.

Note 5. Finance Receivables, page F-18

16. We note your response to comment 27.a. in our October 7, 2011 letter. Please tell us where you disclose the outstanding balance and related carrying amount at the beginning and end of each period presented in your filing for loans accounted for under ASC 310-30 or revise to disclose this information. Refer to ASC 310-30-50-2.a.1. and ASC 310-30-50-3 for guidance

17. We note your response to comment 28 in our October 7, 2011 letter. Please explain to us how your reconciliation of post-acquisition finance receivables recorded at December 31, 2010 (first table in Note 5) is relevant. It appears the reconciliation begins with a discounted amount representing the acquired entity's basis in finance receivables, adds/subtracts undiscounted amounts (non-accretable discount and accretable yield) that are not recorded on your balance sheet and ends with a discounted amount. Additionally, the reconciliation is confusing since the guidance in ASC 310-30-45-1 indicates that the amount of accretable yield should not be displayed in the balance sheet, however the reconciliation makes it appear that the accretable yield is included in the amount recorded on the balance sheet. Alternatively, please revise to delete this disclosure.

18. Please revise to disclose the amount of any unearned income, any unamortized premiums and discounts, and any net unamortized deferred fees and costs. We note you receive upfront cash subvention payments from GM. Refer to ASC 310-10-50-4 for guidance.

Interim Financial Statements

Note 1. Summary of Significant Accounting Policies – Related Party Transactions, page F-63

19. Please revise to disclose the amount of subvention payments received from GM for each period presented.

Note 3. Finance Receivables, page F-64

20. We note your response to comment 33 in our October 7, 2011 letter. Please explain to us why the transfer of non-accretable difference to accretable yield during the quarter ended June 30, 2011 decreased your accretable yield. Also, revise or explain why you disclose that the transfer resulted in an offset to the accretable yield. We also note your discussion in your 3rd quarter earnings call that your accretable yield was reduced to reflect the better than forecasted credit performance of the pre-acquisition loan portfolio. Please explain to us why you decreased accretable yield due to an apparent increase in expected cash flows previously expected to be collected. Explain how you considered the guidance in 310-30-35-10 and 11.

Note 5. Securitizations, page F-67

21. We note your response to comment 34 in our October 7, 2011 letter. Please reconcile for us the "Distributions from Trusts" amount of $434 million for the six months ended June 30, 2011 to the "Payments on Securitization Notes Payables" amount of $1,955 million disclosed in the statement of cash flows.

Exhibit 99.1

22. Please delete the language in the letter of transmittal requiring the holder to acknowledge or certify that he/she has "read," "reviewed," or "understands" all of the terms of the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or Todd Schiffman, Assistant Director, at (202) 551-3491 with any other questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant

cc: L. Steven Leshin, Esq.
        Gregory J. Schmitt, Esq.
            Hunton & Williams LLP